Form NSAR-A
July 31, 2003
Exhibit 99.77E

LEGAL PROCEEDINGS

In January 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against Permanent Portfolio Family of Funds, Inc.’s (“Fund’s”) former investment adviser World Money Managers (“WMM”) and two former officers and directors of the Fund, Terry Coxon (“Coxon”) and Alan Sergy (“Sergy”) (collectively, “Respondents”). The Fund is not and was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge (“ALJ”) ruled that the Respondents had committed violations of various provisions of the federal securities laws and ordered that the Respondents: (i) cease and desist from committing further violations; (ii) be suspended from association with any investment adviser or investment company for a period of three months; (iii) disgorge $1,608,018; (iv) pay prejudgment interest of $1,236,726; and (v) pay civil penalties of $140,000.

The Respondents appealed the Initial Decision to the SEC which heard oral arguments relating to the appeal on June 25, 2003. In its decision dated August 21, 2003, the SEC upheld the findings of violations made by the ALJ and the imposition of a cease-and-desist order, but altered the disgorgement and interest awards and set aside the civil penalties and suspensions. In addition, the SEC dismissed Sergy from the Proceedings due to his failing health. Specifically, the SEC ordered that Respondents WMM and Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. WMM and Coxon have moved to stay the SEC’s order, pending an appeal of the SEC’s decision. The amount, if any, of the disgorged funds and prejudgment interest to be received by the Fund is uncertain at this time.

Pursuant to the Fund’s Bylaws, the Fund advanced expenses incurred by the Respondents in the Proceedings upon their undertaking to repay the advances, in the event it is ultimately determined that they have committed willful misfeasance, bad faith, gross negligence or reckless disregard of their duties (“Disabling Conduct”). The Fund has incurred and may continue to incur, such expenses in connection with the Proceedings, and related appeals, including amounts paid by WMM to persons who were directors and officers of the Fund for their litigation expenses. The Fund has neither paid nor advanced any such expenses since the Initial Decision.

The Fund’s Board of Directors has continued, and will continue, to monitor developments relating to the Proceedings and will take such actions as may be appropriate.

In order to provide additional security to the Fund for the repayment of advances made to and on behalf of WMM, the Fund and WMM entered into a security agreement as of February 20, 2003 (“Security Agreement”), whereunder WMM granted to the Fund a security interest in all of its assets to secure the repayments of amounts advanced should it ultimately be determined that WMM or Coxon committed Disabling Conduct and, therefore, are not entitled to be indemnified.   In addition to the security interest and as part of the Security Agreement, WMM has agreed to make quarterly payments of $25,000, beginning with the calendar quarter ending June 30, 2003, to a “Custodial Account,” as defined in the Security Agreement.  To date, one such payment has been made.  The amounts deposited in the Custodial Account may only be withdrawn (other than to make “Permitted Investments,” as further defined in the Security Agreement): (i) to repay advances in the event of a determination that there has been Disabling Conduct; or (ii) to repay WMM in the event the Proceedings are resolved in its favor.  In addition, during the term of the Security Agreement, WMM must provide the Fund unlimited access to its books and records and is subject to certain restrictions on its ability to use its assets as collateral, transfers of its ownership interests, distributions to its partners and transactions with its affiliates.

The Fund’s Permanent Portfolio, Treasury Bill Portfolio, Versatile Bond Portfolio and Aggressive Growth Portfolio have paid or reimbursed legal expenses, which include the advancement of fees and expenses described above as well as other fees and expenses incurred by the Fund, of $646,492, $597,015, $23,687 and $59,964, respectively, since 1992, in connection with the Proceedings.